Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three Months Ended March 31, 2024

HAMILTON, Bermuda, May 8, 2024 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three months ended March 31, 2024.

Highlights and Recent Activity

●	Reported net income and Adjusted earnings of $38.4 million for the three months ended March 31, 2024, or $0.93 earnings per basic share and $0.92 earnings per diluted share, compared to net income and Adjusted earnings of $43.3 million, or $1.06 earnings per basic share and $1.04 earnings per diluted share for the three months ended March 31, 2023. See Adjusted earnings in the Non-GAAP Measures section.
●	Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, the Board of Directors declared a cash dividend on May 8, 2024, of $0.31 per common share for the quarter ended March 31, 2024. The dividend will be paid on June 14, 2024, to all shareholders of record on May 31, 2024.
●	MR Eco-Design tankers earned an average spot TCE rate of $38,430 per day for the three months ended March 31, 2024. Chemical tankers earned an average TCE rate of $24,831 per day for the three months ended March 31, 2024. Based on approximately 60% total revenue days currently fixed for the second quarter of 2024, the average spot TCE rate is approximately $40,500 per day for MR Eco-Design tankers; based on approximately 60% of revenue days fixed for the second quarter of 2024, the average TCE rate for chemical tankers is approximately $32,500 per day.
●	In February 2024, the Company provided notice to exercise its purchase options for both the Ardmore Seawolf and Ardmore Seahawk, which are currently under sale-leaseback arrangements. These vessel purchases are expected to close in June 2024.

●	In March 2024, the Company amended its term loan agreement with ABN AMRO and Credit Agricole by converting it entirely to an $88.4 million revolving credit facility.

●	During March and April 2024, the Company extended the charter-in period of three vessels at favorable rates until mid-2025.

●	In April 2024, the Company delivered the 2010-built Ardmore Seafarer to its buyer, and in a separate transaction, took delivery of the previously announced acquisition of a 2017 Korean-built MR product tanker, the Ardmore Gibraltar.

Anthony Gurnee, the Company’s Chief Executive Officer, commented:

“Product and chemical tanker markets have continued to build momentum into 2024 from an already strong base of earnings in 2023, partially reflecting typical seasonal strength, but also the continued positive tonne-mile factors relating to geopolitical events along with underlying global economic activity. Given current conditions, we remain vigilant regarding security, with the safety and wellbeing of our seafarers remaining our highest priority.

Against the market backdrop of strong demand and constrained supply, Ardmore continues to produce strong results driven by our spot market strategy, low cash flow breakeven levels, and the consistent performance of our teams at sea and ashore. We have now largely completed our scheduled drydockings and concurrent maintenance and upgrade investments for 2024. As a result, we anticipate higher revenue days as well as greater potential earnings power for our fleet through the end of the year.

Our robust financial position allows us to pursue all our capital allocation priorities simultaneously, including further strengthening of our balance sheet, returning capital to shareholders, and gradually investing in fleet modernization over time. We believe that the highly favorable vessel demand / supply conditions will support an extended strong market, and that Ardmore is well positioned to extract maximum benefit.”

Summary of Recent and First Quarter 2024 Events

Fleet

Fleet Operations and Employment

As of March 31, 2024, the Company had 26 vessels in operation (including four chartered-in vessels), consisting of 20 MR tankers ranging from 45,000 deadweight tonnes (“dwt”) to 49,999 dwt (15 Eco-Design and five Eco-Mod) and six Eco-Design IMO 2 product/chemical tankers ranging from 25,000 dwt to 37,800 dwt.

MR Tankers (45,000 dwt – 49,999 dwt)

At the end of the first quarter of 2024, the Company had 20 MR tankers in operation, all of which were trading in either the spot market or on time charters. The MR tankers earned an average TCE rate of $38,368 per day in the first quarter of 2024. In the first quarter of 2024, the Company’s 15 MR Eco-Design tankers earned an average TCE rate of $38,430 and the Company’s five MR Eco-Mod tankers earned an average TCE rate of $38,184 per day.

In the second quarter of 2024, the Company expects to have 96% of its revenue days for its MR tankers employed in the spot market with the remaining 4% of revenue days subject to time charters. As of May 8, 2024, the Company had fixed approximately 60% of its total spot MR revenue days for the second quarter of 2024 at an average spot TCE rate of approximately $40,050 per day, which includes MR Eco-Design tankers at $40,500 per day and MR Eco-Mod tankers at $37,600 per day.

Product / Chemical Tankers (IMO 2: 25,000 dwt – 37,800 dwt)

At the end of the first quarter of 2024, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the first quarter of 2024, the Company’s six Eco-Design product / chemical vessels earned an average TCE rate of $24,831 per day.

In the second quarter of 2024, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of May 8, 2024, the Company had fixed approximately 60% of its Eco-Design IMO 2 product / chemical tankers revenue days for the second quarter of 2024 at an average TCE rate of approximately $32,500 per day.

Drydocking

The Company had 76 drydocking days in the first quarter of 2024. The Company is currently scheduled to have 38 drydocking days in the second quarter of 2024.

Dividend on Common Shares

Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends (see Adjusted earnings (for purposes of dividend calculations) in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on May 8, 2024 of $0.31 per common share for the quarter ended March 31, 2024. The dividend will be paid on June 14, 2024, to all shareholders of record on May 31, 2024.

Financing

In March 2024, the Company amended its term loan agreement with ABN AMRO Bank NV and Credit Agricole Investment Bank by converting it entirely to an $88.4 million revolving credit facility.

Fleet

In February 2024, the Company provided notice to exercise its purchase options for both the Ardmore Seawolf and Ardmore Seahawk, which are currently under sale-leaseback arrangements. These vessel purchases are expected to close in June 2024.

During March and April 2024, the Company extended the charter-in period of three vessels at favorable rates until mid-2025.

In April 2024, the Company delivered the 2010-built Ardmore Seafarer to its buyer, and in a separate transaction, took delivery of the previously announced acquisition of a 2017 Korean-built MR product tanker, the Ardmore Gibraltar.

Geopolitical Conflicts

The ongoing Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas war in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation or expansion of hostilities of such crisis could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for the Company’s services.

Results for the Three Months Ended March 31, 2024 and 2023

The Company reported net income of $38.4 million for the three months ended March 31, 2024, or $0.93 earnings per basic share and $0.92 earnings per diluted share, as compared to net income of $43.3 million, or $1.06 earnings per basic and $1.04 earnings per diluted share for the three months ended March 31, 2023.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended March 31, 2024 and 2023

Revenue. Revenue for the three months ended March 31, 2024 was $106.3 million, a decrease of $11.9 million from $118.2 million for the three months ended March 31, 2023.

The Company’s average number of operating vessels was 26.0 for the three months ended March 31, 2024, compared to 26.7 for the three months ended March 31, 2023.

The Company had 2,214 spot revenue days for the three months ended March 31, 2024, as compared to 2,386 for the three months ended March 31, 2023. The Company had 25 vessels employed directly in the spot market as of March 31, 2024 compared with 26 vessels as of March 31, 2023. Increases in spot rates during the three months ended March 31, 2024 were offset by a decrease in spot revenue days, as a result of scheduled drydocking, resulting in a decrease in revenue of $12.7 million for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023.

The Company had one product tanker employed under time charter as of March 31, 2024 as compared to none as of March 31, 2023. There were 29 revenue days derived from time charters for the three months ended March 31, 2024, as compared to none for the three months ended March 31, 2023. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $0.8 million for the three months ended March 31, 2024.

Voyage Expenses. Voyage expenses were $30.5 million for the three months ended March 31, 2024, a decrease of $6.1 million from $36.6 million for the three months ended March 31, 2023. The overall decrease included a $3.4 million decrease from lower bunker prices and a $2.7 million decrease in port and agency expenses plus commission costs.

TCE Rate. The average TCE rate for the Company’s fleet was $34,720 per day for the three months ended March 31, 2024, an increase of $762 per day from $33,958 per day for the three months ended March 31, 2023. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $14.9 million for the three months ended March 31, 2024, consistent with $14.9 million for the three months ended March 31, 2023.

Charter Hire Costs. Total charter hire expense was $5.4 million for the three months ended March 31, 2024, generally consistent with $5.5 million for the three months ended March 31, 2023. Total charter hire expense for the three months ended March 31, 2024 was comprised of an operating expense component of $2.8 million and a vessel lease expense component of $2.6 million, consistent with the first quarter of 2023.

Depreciation. Depreciation expense for the three months ended March 31, 2024 was $7.0 million, generally consistent with $6.9 million for the three months ended March 31, 2023.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended March 31, 2024 was $0.8 million, a decrease of $0.2 million from $1.0 million for the three months ended March 31, 2023. Deferred drydocking costs for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2024 were $5.1 million, consistent with $5.1 million for the three months ended March 31, 2023.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2024 were $1.1 million, generally consistent with $1.2 million for the three months ended March 31, 2023.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended March 31, 2024 were $2.5 million, a decrease of $0.4 million from $2.9 million for the three months ended March 31, 2023. The decrease in costs was primarily due to the conversion of the Company’s term loan into a fully revolving facility with 50% of the term loan being converted to a revolving facility during the three months ended June 30, 2023 and the remaining 50% being converted during the three months ended March 31, 2024.  The flexibility of the Company’s revolving facilities, with only $23.1 million drawn down as of March 31, 2024, has minimized the impact of the elevated interest rate environment. Amortization of deferred finance fees for the three months ended March 31, 2024 was $0.3 million, consistent with $0.3 million for the three months ended March 31, 2023.

Liquidity

As of March 31, 2024, the Company had $285.3 million in liquidity available, with cash and cash equivalents of $48.6 million (December 31, 2023: $46.8 million) and amounts available and undrawn under its revolving credit facilities of $236.7 million (December 31, 2023: $221.2 million). In April 2024, the Company paid $34.4 million for the purchase of the Ardmore Gibraltar, in addition to $8.4 million which it previously paid as a deposit. In April 2024, the Company received $27.1 million for the sale of the Ardmore Seafarer. In June 2024, the Company intends to pay $41.0 million to complete the purchases of the Ardmore Seawolf and Ardmore Seahawk tankers, which are currently under sale-leaseback arrangements and for which the Company exercised purchase options in February 2024. The following debt and lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
In thousands of U.S. Dollars	March 31, 2024	December 31, 2023
Cash and cash equivalents	$48,624	$46,805

Finance leases	43,155	43,643
Senior Debt	—	45,094
Revolving Credit Facilities	23,113	932
Total debt	66,268	89,669

Total net debt	$17,644	$42,864

Conference Call

The Company plans to host a conference call on May 8, 2024, at 10:00 a.m. Eastern Time to discuss its financial results for the quarter ended March 31, 2024. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or 646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through May 15, 2024 at 888-660-6345 or 646-517-4150. Enter the passcode 95017 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore’s Energy Transition Plan (“ETP”) focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore’s strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	48,624	46,805
Receivables, net of allowance for bad debts of $1.7 million (2023: $1.6 million)	60,343	56,234
Prepaid expenses and other assets	5,345	4,348
Advances and deposits	3,055	6,833
Inventories	11,934	12,558
Vessel held for sale	14,583	—
Total current assets	143,884	126,778

Non-current assets
Investments and other assets, net	11,145	11,186
Vessels and vessel equipment, net	511,352	524,044
Deferred drydock expenditures, net	13,580	12,022
Advances for ballast water treatment and scrubber systems	6,293	9,587
Deposit for vessel acquisition	8,405	—
Deferred finance fees, net	3,554	2,835
Operating lease, right-of-use asset	5,921	4,499
Total non-current assets	560,250	564,173

TOTAL ASSETS	704,134	690,951

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	6,212	2,016
Accrued expenses and other liabilities	17,751	18,265
Deferred revenue	1,385	347
Accrued interest on debt and finance leases	847	939
Current portion of long-term debt	—	6,436
Current portion of finance lease obligations	43,155	2,029
Current portion of operating lease obligations	4,399	3,807
Total current liabilities	73,749	33,839

Non-current liabilities
Non-current portion of long-term debt	23,113	39,590
Non-current portion of finance lease obligations	—	41,614
Non-current portion of operating lease obligations	1,332	510
Other non-current liabilities	954	954
Total non-current liabilities	25,399	82,668

TOTAL LIABILITIES	99,148	116,507

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders’ equity
Common stock	436	433
Additional paid in capital	472,040	471,216
Treasury stock	(15,636)	(15,636)
Retained earnings	111,103	81,388
Total stockholders’ equity	567,943	537,401

Total redeemable preferred stock and stockholders’ equity	604,986	574,444

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	704,134	690,951

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended
In thousands of U.S. Dollars except per share and share data	March 31, 2024	March 31, 2023
Revenue, net	106,301	118,233

Voyage expenses	(30,548)	(36,563)
Vessel operating expenses	(14,920)	(14,937)
Time charter-in
Operating expense component	(2,836)	(2,865)
Vessel lease expense component	(2,609)	(2,636)
Depreciation	(6,975)	(6,942)
Amortization of deferred drydock expenditures	(756)	(1,007)
General and administrative expenses
Corporate	(5,067)	(5,060)
Commercial and chartering	(1,063)	(1,171)
Unrealized losses on derivatives	—	(31)
Interest expense and finance costs	(2,526)	(2,864)
Interest income	544	239

Income before taxes	39,545	44,396

Income tax	(79)	(57)
Loss from equity method investments	(229)	(249)

Net Income	39,237	44,090

Preferred dividend	(848)	(838)

Net Income attributable to common stockholders	38,389	43,252

Earnings per share, basic	0.93	1.06
Earnings per share, diluted	0.92	1.04

Adjusted earnings (1)	38,389	43,252
Adjusted earnings per share, basic	0.93	1.06
Adjusted earnings per share, diluted	0.92	1.04

Weighted average number of shares outstanding, basic	41,371,887	40,722,735
Weighted average number of shares outstanding, diluted	41,916,276	41,679,650

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Three Months Ended
In thousands of U.S. Dollars	March 31, 2024	March 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	39,237	44,090
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,975	6,942
Amortization of deferred drydock expenditures	756	1,007
Share-based compensation	826	729
Amortization of deferred finance fees	260	302
Unrealized losses on derivatives	—	31
Operating lease ROU - lease liability, net	(7)	6
Loss from equity method investments	229	249
Deferred drydock payments	(1,275)	(1,659)
Changes in operating assets and liabilities:
Receivables	(4,111)	10,905
Prepaid expenses and other assets	(997)	(339)
Advances and deposits	3,778	628
Inventories	624	1,181
Accounts payable	3,010	(3,451)
Accrued expenses and other liabilities	(1,074)	(3,126)
Deferred revenue	1,038	(740)
Accrued interest	(91)	67
Net cash provided by operating activities	49,178	56,822

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of vessels and vessel equipment, including deposits	(13,216)	(2,557)
Advances for ballast water treatment and scrubber systems	—	(2,854)
Payments for other non-current assets	(233)	(21)
Payments for equity investments	—	(750)
Net cash (used in) investing activities	(13,449)	(6,182)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities	7,987	—
Repayments of long term debt	(1,678)	(29,041)
Repayments on revolver	(30,000)	—
Repayments of finance leases	(488)	(472)
Payments for deferred finance fees	(200)	—
Payment of common share dividend	(8,674)	(18,286)
Payment of preferred share dividend	(857)	(857)
Net cash (used in) financing activities	(33,910)	(48,656)

Net increase in cash and cash equivalents	1,819	1,984

Cash and cash equivalents at the beginning of the year	46,805	50,569

Cash and cash equivalents at the end of the period	48,624	52,553

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended
	March 31, 2024	March 31, 2023
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	49,258	55,001
Adjusted EBITDAR (1)	51,867	57,637

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	38,430	37,506

Fleet TCE per day (2)	34,720	33,958

Fleet operating expenses per day (3)	6,865	6,830
Technical management fees per day (4)	517	518
	7,382	7,348

MR Eco-Design Tankers
TCE per day (2)	38,430	37,506
Vessel operating expenses per day (5)	7,413	7,475

MR Eco-Mod Tankers
TCE per day (2)	38,184	30,932
Vessel operating expenses per day (5)	5,643	7,107

Prod/Chem Eco-Design Tankers (25k - 38k dwt)
TCE per day (2)	24,831	27,984
Vessel operating expenses per day (5)	7,595	7,069

FLEET
Average number of operating vessels	26.0	26.7

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures which were expensed during the period.
(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation

Fleet Details at March 31, 2024

(Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	Dwt	Specification	March 31, 2024	Value (2)
Seahawk	IMO2/3	Nov-15	S. Korea	49,999	Eco-Design	$55.00	$37.93
Seawolf	IMO2/3	Aug-15	S. Korea	49,999	Eco-Design	$55.00	$37.49
Seafox	IMO2/3	Jun-15	S. Korea	49,999	Eco-Design	$55.00	$37.22
Sealion	IMO2/3	May-15	S. Korea	49,999	Eco-Design	$55.00	$37.05
Engineer	IMO2/3	Mar-14	S. Korea	49,420	Eco-Design	$55.00	$34.65
Seavanguard	IMO2/3	Feb-14	S. Korea	49,998	Eco-Design	$55.00	$34.45
Exporter	IMO2/3	Feb-14	S. Korea	49,466	Eco-Design	$55.00	$34.50
Seavantage	IMO2/3	Jan-14	S. Korea	49,997	Eco-Design	$55.00	$34.30
Encounter	IMO2/3	Jan-14	S. Korea	49,478	Eco-Design	$55.00	$34.18
Explorer	IMO2/3	Jan-14	S. Korea	49,494	Eco-Design	$55.00	$34.35
Endurance	IMO2/3	Dec-13	S. Korea	49,466	Eco-Design	$55.00	$34.11
Enterprise	IMO2/3	Sep-13	S. Korea	49,453	Eco-Design	$55.00	$33.64
Endeavour	IMO2/3	Jul-13	S. Korea	49,997	Eco-Design	$55.00	$33.30
Seaventure	IMO2/3	Jun-13	S. Korea	49,998	Eco-Design	$55.00	$33.05
Seavaliant	IMO2/3	Feb-13	S. Korea	49,998	Eco-Design	$55.00	$32.50
Seafarer	-	Jun-10	Japan	49,999	Eco-Mod	$55.00	$26.63
Defender	IMO2	Feb-15	S. Korea	37,791	Eco-Design	$44.00	$29.29
Dauntless	IMO2	Feb-15	S. Korea	37,764	Eco-Design	$44.00	$29.24
Chippewa	IMO2	Nov-15	Japan	25,217	Eco-Design	$39.00	$26.73
Chinook	IMO2	Jul-15	Japan	25,217	Eco-Design	$39.00	$26.30
Cheyenne	IMO2	Mar-15	Japan	25,217	Eco-Design	$39.00	$25.86
Cherokee	IMO2	Jan-15	Japan	25,215	Eco-Design	$39.00	$25.54

							$712.31

				Cash / Debt / Work. Cap / Other Assets			$36.84
				Total Asset Value (Assets) (3)			$749.15
				DRV / Share (3)(4)			$18.04

				Ardmore Commercial Management (5)			$27.57
				Total Asset Value (Assets & Commercial Management) (3)			$776.73
				DRV / Share (3)(4)			$18.70

				Investment in Element 1 Corp. / e1 Marine (6)			$10.49
				Total Asset Value (Assets, Commercial Management & Investments) (3)			$787.21
				DRV / Share (3)(4)(6)			$18.95

1.	Based on broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at March 31, 2024.
2.	Depreciated Replacement Value (“DRV”) is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $400 per tonne which is in line with Ardmore’s depreciation policy). The Company’s estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company’s estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.
3.	Depreciated Replacement Value (“DRV”) and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.
4.	DRV / Share calculated using 41,534,470 shares outstanding as of March 31, 2024.
5.	Ardmore Commercial Management is management’s estimate of the value of Ardmore’s commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore’s commercial and chartering overhead (as stated in Ardmore’s Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.
6.	Valuation of investment in E1 Corp. and e1 Marine (a joint venture with E1 Corp and Maritime Partners, LLC, of which ASC owns 33%) are at cost.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization’s (“IMO”) Marine Environment Protection Committee (“MEPC”) adopted an initial strategy for the reduction of greenhouse gas (“GHG”) emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company’s industry. Ardmore’s reporting methodology is in line with the framework set out within the IMO’s Data Collection System (“DCS”) initiated in 2019.

On January 1, 2023 the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship’s emissions. On this basis, Ardmore’s GHG emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore’s analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023

Number of Vessels in Operation (at period end)(2)	26	26	26	26
Fleet Average Age	10.7	9.7	10.7	9.7

CO2 Emissions Generated in Metric Tonnes	106,877	105,871	421,551	414,906
Distance Travelled (Nautical Miles)	381,024	377,237	1,547,829	1,491,178
Fuel Consumed in Metric Tonnes	34,055	33,523	133,627	131,363

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tonnes	1,135	544	2,407	2,932
% of Total Fuel Consumed	3.33%	1.62%	1.80%	2.23%

Annual Efficiency Ratio (AER) for the period(3)
Fleet	6.27g / tm	6.26g / tm	6.08g / tm	6.21g / tm
MR Eco-Design	5.93g / tm	5.85g / tm	5.70g / tm	5.82g / tm
MR Eco-Mod	5.99g / tm	6.12g / tm	6.07g / tm	6.25g / tm
Chemical	8.16g / tm	8.24g / tm	7.79g / tm	7.95g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	7.33g / tm	7.59g / tm	7.26g / tm	7.41g / tm

Energy Efficiency Operational Indicator (EEOI) for the period(5)
Fleet	12.78g / ctm	13.50g / ctm	13.22g / ctm	12.96g / ctm
MR Eco-Design	12.31g / ctm	13.32g / ctm	13.14g / ctm	12.60g / ctm
MR Eco-Mod	13.14g / ctm	13.04g / ctm	12.91g / ctm	13.39g / ctm
Chemical	14.09g / ctm	14.85g / ctm	13.87g / ctm	13.60g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	12.65g / ctm	13.67g / ctm	12.94g / ctm	12.68g / ctm

Wind Strength (% greater than 4 on BF)	47.54%	53.94%	47.71%	48.78%
% Idle Time(6)	4.33%	4.26%	3.62%	2.70%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port, and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption, while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping’s carbon emissions for the trailing 12-month period increased by less than 2% from 414,906 metric tonnes to 421,551 metric tonnes of CO2, primarily due to an increase in distance travelled. Fleet EEOI for the period increased from 12.96 g / ctm to 13.22 g / ctm, primarily due to higher repositioning days on account of drydockings, while AER decreased from 6.21 g / tm to 6.08 g / tm due to the impact of longer distances travelled. Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optimization.

1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore’s owned fleet. Management assesses such data and may adjust and restate the data to reflect the latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometer as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore’s initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

2 Includes time-chartered out and time-chartered in vessels.

3 Annual Efﬁciency Ratio (“AER”) is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage (“DWT”). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

4 The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

5 Energy Efficiency Operational Indicator (“EEOI”) is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

6 Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e., EBITDAR)

EBITDAR is defined as EBITDA (i.e., earnings before interest, loss on extinguishment, unrealized gains/(losses) on interest rate derivatives, profit/(loss) on equity method investments, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended March 31, 2024, we recognized total charter hire expense of $5.4 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.6 million in respect of the right to use the leased assets (i.e., vessel lease expense component), and (ii) $2.8 million in respect of the costs of operating the vessels (i.e. operating expense component). Under US GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA.  The treatment of operating lease expenses differs under US GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS; we therefore use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity.  We present below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, loss on extinguishment, unrealized gains/(losses) on interest rate derivatives, profit/(loss) on equity method investments, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted earnings represents the Company’s Adjusted earnings for the quarter ended March 31, 2024, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended
	March 31, 2024	March 31, 2023
In thousands of U.S. Dollars
Net income	39,237	44,090
Interest income	(544)	(239)
Interest expense and finance costs	2,526	2,864
Income tax	79	57
Unrealized losses on derivatives	—	31
Depreciation	6,975	6,942
Amortization of deferred drydock expenditures	756	1,007
Loss from equity method investments	229	249
EBITDA	49,258	55,001
Gain on vessel held for sale	—	—
ADJUSTED EBITDA	49,258	55,001
Plus: Vessel lease expense component	2,609	2,636
ADJUSTED EBITDAR	51,867	57,637

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended
	March 31, 2024	March 31, 2023
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	38,389	43,252
Gain on vessel held for sale	—	—
Adjusted earnings	38,389	43,252

Adjusted earnings per share, basic	0.93	1.06
Adjusted earnings per share, diluted	0.92	1.04

Weighted average number of shares outstanding, basic	41,371,887	40,722,735
Weighted average number of shares outstanding, diluted	41,916,276	41,679,650

Adjusted earnings for purposes of dividend calculation

	Three Months Ended
	March 31, 2024
In thousands of U.S. Dollars except per share data
Adjusted earnings	38,389
Unrealized losses	—
Adjusted earnings for purposes of dividend calculation	38,389

Dividend to be paid	12,796
Dividend Per Share (DPS)	0.31

Number of shares outstanding as of May 8, 2024	41,729,233

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “expect”, and similar expressions.

Forward looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; fleet expansion and vessel and business acquisitions; seasonality; the Company’s business strategies, initiatives and sustainability agenda, and related future outcomes; the potential effect of the Russia-Ukraine war, the Israel-Hamas war and attacks against merchant vessels in the Red Sea area on the shipping industry and the Company; expected employment of the Company’s vessels and expected drydocking days during the second quarter of 2024; management’s estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company’s commercial management and pooling business; trends in the Company’s performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the Company of performance measures for emissions and efficiency; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine war and the Israel-Hamas war; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or other events; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the second quarter of 2024 in the spot market; vessel breakdowns and instances of off-hire; the Company’s operating results and capital requirements, and the declaration of any future dividends by the Company’s board of directors; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2023, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com